[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 10, 2012

BY HAND AND EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tumi Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 25, 2012

File No. 333-178466

Dear Mr. Reynolds:

On behalf of Tumi Holdings, Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on January 25, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 3, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

John Reynolds

Securities and Exchange Commission

February 10, 2012

Prospectus Summary

Our Competitive Strengths, page 2

1.	We note your response to comment 9 in our letter dated January 9, 2012. Since you will not be providing your net income for the relevant periods, please revise the text of your bullet point, “Strong and Profitable Revenue Growth” to delete references to your profitability.

The disclosure on pages 3 and 59 has been revised in response to the Staff’s comment.

Growth Strategy, page 4

2.	We note your response to comment 4 in our letter dated January 9, 2012, and the explanation provided in Tab D of your supplemental materials for the statement that you believe you have the market opportunity to more than triple your current number of stores. To balance your summary, please revise your disclosure to clarify, if true, that “market opportunity” does not necessarily mean that the company will have the ability to open the number of stores that would triple your current number of company-owned retail and outlet stores over the long term.

The disclosure on pages 4 and 60 has been revised in response to the Staff’s comment.

Risk Factors, page 12

3.	We reissue comment 11 in our letter dated January 9, 2012. Please add a risk factor discussing the risk associated with your outstanding debt. In this regard we note that your total debt was $70 million as of September 25, 2011.

The disclosure on page 20 has been revised to add a risk factor discussing risks associated with outstanding debt in response to the Staff’s comment.

Use of Proceeds, page 30

4.

We note your disclosure on page 30 that you do not intend to have any excess net proceeds from your offering. As such, to the extent that the number of shares to be sold in the offering results in net proceeds to you in excess of the uses delineated within this section, the number of shares to be sold would be reduced, and the selling shareholders would sell the remaining shares to be offered. Please expand your Principal and Selling Shareholders section on page 86 as well as your Underwriting section on page 101, as appropriate, to describe the arrangement whereby the number of shares you will be selling may be reduced and shares offered by the selling shareholders will be increased. In addition, this disclosure is inconsistent with the prospectus cover page, which lists a

John Reynolds

Securities and Exchange Commission

February 10, 2012

specific number of shares to be sold by the company and selling shareholders. Please explain. Lastly, please explain whether the allocation of shares is due to an arrangement or agreement between the company and shareholders.

The Company has revised the disclosure on pages 7 and 31 to delete all references that the Company does not intend to have any excess net proceeds from the sale of common stock by the Company in the offering, and clarify that any remaining net proceeds from the sale of common stock by the Company in the offering will be used for general corporate purposes. The Company advises the Staff that, consistent with the prospectus cover page, there will be a specific number of shares offered by the Company and the selling stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Key Performance Indicators, page 41

5.	We note your response to comment 14 in our letter dated January 9, 2012. Please expand your discussion to describe the changes and the reasons for the changes in your key performance indicators where such changes have been material over the covered periods. For example, we note that your average net sales per square foot declined by almost 20% from fiscal year 2008 through fiscal year 2009.

The disclosure on page 42 has been revised in response to the Staff’s comment.

New Credit Facility, page 52

6.	We note your response to comment 16 in our letter dated January 9, 2012. Please provide a response to our comment when the terms of the new credit facility are available. Also, please confirm that you will file the new credit facility as an exhibit pursuant Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that it will provide a response to comment 16 in the Staff’s letter dated January 9, 2012 when the terms of the amended credit facility are available. Additionally, the Company confirms that it will file the amended credit facility as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Business, page 56

7.	We note your response to comment 18 in our letter dated January 9, 2012. However, we continue to note the reference to “industry standards for design, performance and style” on pages 13 and 64. Please revise to clarify what you mean by “industry standard” or revise.

The disclosure on pages 13 and 66 has been revised to delete all references to “industry standards for design, performance and style” in response to the Staff’s comment.

John Reynolds

Securities and Exchange Commission

February 10, 2012

Compensation Discussion and Analysis, page 75

Determining the Amount of Each Component of Compensation, page 76

Performance-based cash bonus, page 76

8.	We note your response to comment 22 in our letter dated January 9, 2012 and the related revised disclosure on page 81 that Mr. Griffiths target incentive bonus has the potential to be increased up to 100% of his base salary. Please revise the disclosure in the CD&A to clearly reflect this and to discuss the circumstances under which Mr. Griffith’s annual target incentive bonus could reach 100%. Also, please address why Mr. Griffith only received 40% for 2011 given your adjusted EBITDA was 16% above your target level. See Item 402(b)(2)(vi) of Regulation S-K.

The disclosure on page 78 has been revised to discuss the circumstances under which Mr. Griffith’s annual target incentive bonus could reach 100% in response to the Staff’s comment. Additionally, the Company advises the Staff that, as disclosed in the Registration Statement, the Company’s board of directors set a fiscal 2011 budgeted or target bonus for Mr. Griffith of 40% of his base salary. For fiscal 2011, the target Adjusted EBITDA goal was $62.0 million, the maximum Adjusted EBITDA goal was $75.0 million and the minimum Adjusted EBITDA goal was $58.0 million, below which no bonus would be paid. Based on the Company’s achievement of fiscal 2011 Adjusted EBITDA of approximately $72.0 million (16% in excess of the targeted goal), the board of directors determined to award bonuses that were incrementally higher than the target 40% of base salary for each named executive officer, including Mr. Griffith. The bonus awarded to Mr. Griffith of $450,000 was equal to approximately 55% of his fiscal 2011 base salary.

Summary Compensation Table, page 80

9.	Please revise to add back the compensation disclosure for the year ended 2010, in addition to the current information regarding 2011. See Instruction 1 to Item 402(c) of Regulation S-K.

The disclosure on page 81 has been revised in response to the Staff’s comment.

10.	Given that the actual Adjusted EBITDA for the fiscal year ended 2011 is preliminary and may be adjusted, please explain whether the amount paid under the non-equity incentive plan may be adjusted. If so, add footnote disclosure

The Company advises the Staff that the amounts paid under the non-equity incentive plan are not subject to adjustment because the Company’s board of directors previously approved such amounts as final based on the preliminary Adjusted EBITDA number.

Principal and Selling Stockholders, page 86

11.	We reissue comment 24 in our letter dated January 9, 2012. Since Messrs. Hanson and Duschesne are listed as having shared voting and investment power, the total number of shares held by Officers Nominee Ltd. should be included in the beneficial ownership table for each individual.

John Reynolds

Securities and Exchange Commission

February 10, 2012

The Company has revised the disclosure on pages 87 and 88 to clarify that Mr. Duchesne does not hold any shares of the Company and does not have any voting and investment power with respect to the shares held by Officers Nominees Limited. Because Mr. Duchesne owns only a 1.7% interest in Officers Nominees Limited, the Company has not included the shares held by Officers Nominees Limited in the beneficial ownership table for Mr. Duchesne. However, since Mr. Hanson serves on the board of directors of Officers Nominees Limited, he may be deemed to share voting and investment power with respect to such shares. Accordingly, the Company has included the total numbers of shares held by Officers Nominees Limited in the beneficial ownership of Mr. Hanson and added supplemental footnote disclosure.

Financial Statements

Note 9 – Credit Facilities, page F-24

12.	We note your response to prior comment 29 indicates that you believe the exchange of your former credit facility with RBS for your new credit facility with Wells Fargo meets the criteria of FASB ASC 470-50-55-6 because “the Company did not receive any funds to pay off its former debt facility”. However, your statement of cash flows appears to indicate that the funds related to this transaction passed through your accounts and your disclosure on page F-23 states that the agreement was terminated and paid in full. Please explain this inconsistency.

The disclosure on pages 53, F-9, F-23 and elsewhere throughout the Registration Statement has been revised in response to the Staff’s comment. In particular, the presentation of cash flows from financing activities in the Company’s consolidated statements of cash flows for the year ended December 31, 2010 on page F-9 has been revised to reflect that no cash was received or paid when its former credit facility was modified. This revision had no impact on the amounts reported for net cash provided by, or used in, operating activities, investing activities or financing activities or the net decrease in cash and cash equivalents in the Company’s consolidated statements of cash flows for the year ended December 31, 2010. In addition the disclosure on pages 53 and F-23 has been revised to appropriately describe that the former credit facility was modified, instead of terminated, and to delete references that the former credit facility was paid in full. The Company believes these revisions properly reflect the facts surrounding the debt instrument exchange and the Company’s determination that such exchange meets the criteria for treatment as a debt modification, as set forth in the Company’s response to comment 29 in the Staff’s letter dated January 9, 2012.

John Reynolds

Securities and Exchange Commission

February 10, 2012

Exhibit 23.1

13.	Please provide a consent that is signed by your auditor.

In response to the Staff’s comment, the Company has provided with the Amendment a signed consent from its auditors. The Company also acknowledges the Staff’s comment with respect to subsequent amendments to the Registration Statement.

* * * * *

John Reynolds

Securities and Exchange Commission

February 10, 2012

Please telephone the undersigned at (212) 735-3574 if you have any questions or require any additional information.

Very truly yours,

/s/ David J. Goldschmidt

cc:	Adam F. Turk, Securities and Exchange Commission

Dietrich King, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Melissa Rocha, Securities and Exchange Commission

Jerome Griffith, Tumi Holdings, Inc.

LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP